Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

FLIGHT DEPARTMENT HOTLINE

April 13, 2013

Good morning, this is CA John Hale with the Flight Department Hotline for Saturday, April 13.

A few days ago, I finished my consolidation on the 777 with my recent flight to NRT. I so thoroughly enjoyed the thrill of flying this new state-of-the-art airplane and working with great crews, that the time to complete my hours seemed to literally fly by. I can’t wait to get behind the controls of this high-tech aircraft again and meet many more new crewmembers. Of course, cockpit chatter eventually led to the discussion of our merger with US Airways. So, I’m pleased that I have the opportunity to share with all of you the information that I was able to provide my fellow pilots in our cockpit.

Last week, American Airlines’ and US Airways’ staff met in Phoenix for a two-day planning session concerning the integration of our airlines. More than 25 workgroups were represented and more than 100 people attended the session. We’re expecting it to take 18-24 months to merge our operating certificate and officially become the new American Airlines. That means a great deal of work needs to be done for a smooth transition. Also, it’s important to note that the merger is still subject to regulatory approvals, approval by the shareholders of U.S. Airways, other customary closing conditions, and confirmation and consummation of the Plan of Reorganization. While we are still operating under competitor rules until the merger is complete, we can begin the course of laying the groundwork for administrative functions like retirement procedures, employee recognition programs and training development.

It was a notable experience meeting and interacting with our counterparts at US Airways and they seemed to share our sentiment. I had the opportunity to listen to and speak with our incoming CEO Doug Parker. Mr. Parker is excited about his new opportunity and is focused on “doing it right.” He understands the importance of the customer and most importantly, the impact that our employees have on our customers. The new American Airlines will employ more than 100,000 people around the world, which allows for numerous touch points with our customers and gives us the unique opportunity to amalgamate our customer service experience — thereby creating a formidable airline for our competitors. What I took away from our gathering was that Mr. Parker is focused on the impact that this merger will have on employees and recognizes the pride that all of us feel about our Company — whether it’s American or US Airways.

I wouldn’t call it a pep rally, but I can tell you that I — for one — was invigorated after the session and I am looking forward to working more with my new colleagues and I know that feeling is shared by so many here at American.

American Airlines and US Airways are combining two great airlines with access to the best destinations around the world. With more than 1,500 aircraft in its fleet, the new American will maintain all hubs currently served by both airlines and expand service to and from non-hub cities — providing more than 6,700 daily flights to 336 destinations in 56 countries across the globe.

Speaking of hubs, over the past few years, there have been many changes to our West Coast operations — base closures, flight cancelations and the assignment of a new Managing Director – Flight, West Coast. We have emphasized that our presence in LAX serves as an important gateway to the Far East and the Pacific. This week, we strengthened the importance of our LAX hub with the announcement of more direct flights from Los Angeles. With these new routes, we will serve 51 domestic and international destinations from LAX and we’ll introduce the new 777-300ER aircraft on LAX – LHR flights in June. And while none of these flights expand service to the Pacific or Far East, it does demonstrate our commitment to our LAX hub and the city of Los Angeles, and we can expect more as we grow into the largest airline in the world.

We’re not the only ones investing in LAX. Last month, Tom Bradley International Terminal (TBIT) unveiled its north concourse and three of the 18 gates to be built at TBIT. Nine of the 18 gates will accommodate larger, new-generation aircraft, such as the Boeing 747-8 and Airbus A-380. When completed in 2014, all 18 gates will use state-of-the-art, laser-based, visual guidance docking systems and computerized passenger boarding bridges. The terminal will offer a host of upscale amenities for travelers, including free Wi-Fi, power outlets/USB ports at boarding gates and prestigious retailers. A fly-thru video of the new Tom Bradley International Terminal is available.

As you can see, there’s a lot of movement going on in preparation for our merger and I encourage you to share your thoughts, questions and ideas with your Chiefs and Flight management. This is a huge undertaking and it will take each one of us to make it a successful one as we become a larger, better, and stronger new American Airlines.

Well, that’s all for today. Thanks for all you do, work hard and have some fun out there. We’ll talk again soon.

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The current hotline can be heard on 800-967-4568

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law